McDaniel & Associates Consultants Ltd.

July 4, 2012

JayHawk Energy, Inc.
611 East Sherman
Coeur d'Alene, Idaho
83814

Attention: **Mr. Kelly Stopher, Chief Financial Officer**

Re: **McDaniel & Associates – Report of Third Party for the Evaluation of Oil Reserves attributed to JayHawk Energy Inc.'s interests in the Cosby property in the United States**

Dear Sir:

Pursuant to your request, McDaniel & Associates Consultants Ltd. ("McDaniel") has conducted an evaluation of JayHawk Energy Inc. ("JayHawk" or the "Company") proved and probable crude oil reserves for the Crosby property in North Dakota, United States. Reserve estimates provided herein were prepared in support of the Company's year-end reserve reporting requirements under the US Securities Regulation S-K and for other internal business and financial needs of the Company. Reserve volumes are estimated as at September 30, 2011. The completion date of our report is January 30, 2012.

The following table sets forth the proved and probable reserve estimates using constant prices and costs.

Company Net Reserves

United States (North Dakota)	Light/Medium Oil Mbbl	Heavy Oil Mbbl	Natural Gas MMcf	Natural Gas Liquids Mbbl	Oil Equivalent Mbbl
Proved Reserves	66.9	-	-	-	66.9
Probable Reserves	19.0	-	-	-	19.0
Total Proved and Probable Reserves	85.9	-	-	-	85.9

Our report covers 100 percent of the Company's proved plus probable oil reserves.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the "FASB Standards") and the legal requirements under the U.S. Securities and Exchange Commission ("SEC requirements").

Estimates of crude oil should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with JayHawk personnel, reviews of JayHawk files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Jayhawk with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

JayHawk has warranted in a representation letter to us that, to the best of the JayHawk's knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable crude oil reserves and related future net cash flows, we consider many factors and make assumptions including:

- expected reservoir characteristics based on geological, geophysical and engineering assessments;
- future production rates based on historical performance and expected future operating and investment activities;
- future product prices adjusted for quality and transportation differentials based on historical data;
- future operating costs based on historical data;
- assumed effects of regulation by governmental agencies; and
- future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. Generally accepted methods for estimating reserves include volumetric calculations, production decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil prices and costs change. McDaniel used all procedures and methods we consider necessary under the circumstances to prepare this report.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. A summary of the product and reference prices are outlined below:

Twelve month average SEC compliant constant pricing	
WTI ($US/bbl)	94.50

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be

predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

In our opinion, the information relating to the estimated proved and probable reserves of crude oil contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register ("SEC definitions") and the Accounting Standards Update 2010-3 Amendments to Topic 932 ("ASU Topic 932") published by the Financial Accounting Standards Board ("FASB") in the FASB Accounting Standards Codification.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by JayHawk. We hereby consent to the references to our name and our third party report for the fiscal year ended September 30, 2011.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Jayhawk. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Jayhawk and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1390.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.
APEGA PERMIT NUMBER: P3145

B. Wurster

B. J. Wurster, P. Eng.

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